Filed by MB Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  First SecurityFed Financial, Inc.

Commission File No. 00-23063

Additional Information

MB Financial, Inc. will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger of First SecurityFed Financial, Inc. with MB Financial.  The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of First SecurityFed seeking their approval of the proposed transaction.  Investors and security holders are advised to read the proxy statement/prospectus because it will contain important information.  When filed, these documents can be obtained free of charge from the web site maintained by the SEC at “www.sec.gov.”  This document also can be obtained free of charge upon written request to MB Financial, Inc., Secretary, 1200 North Ashland Avenue, Chicago, Illinois  60622 or by calling (773) 645-7868.

First SecurityFed and its directors and executive officers may be deemed to be participants in the solicitation of proxies from First SecurityFed stockholders to approve the proposed transaction.  Information about these participants may be obtained through the SEC’s web site from the definitive proxy statement filed with the SEC by First SecurityFed on March 21, 2003.  Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Set forth below is material prepared for presentation at an industry conference.

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[LOGO]

Midwest 2004
Super-Community Bank Conference
February 24, 2004

Mitchell Feiger, President & CEO

Jill E. York, Vice President & CFO

NASDAQ: MBFI

Forward Looking Statements

When used in this presentation and in filings with the Securities and Exchange Commission, inother press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions areintended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the First SecurityFed transaction might not be realized within the expected time frames, and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the First SecurityFed transaction might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4)competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (8) MB Financial’s ability to realize the residual values of its direct finance, leveraged, and operating leases; (9) the ability to access cost-effectivefunding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; and (15) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

MB Financial Snapshot

As of December 31, 2003

Offices	41
Bank subsidiaries	2
Assets	$4.4	billion
Loans	$2.8	billion
Deposits	$3.4	billion
Trust assets under management	$1.4	billion

2003 Statistics:

Net income	$53.4	million (+15.1%)
Cash return on tangible equity	18.8%
Return on equity	14.8%
Return on assets	1.3%
Efficiency ratio	55.7%
Fully diluted EPS	$1.96	(+14.0%)
Fully diluted EPS – 2004 IBES estimate	$2.27	(+15.8%)

Market information:

Stock price – February 17, 2004	$36.76
Market capitalization	$983.3	million
P/E (TTM)	18.8
P/E forward (2004 based on IBES estimate)	16.2

Chicago Area Branch Map

[GRAPHIC]

Key Strategies

•                  Dual growth sources

•                  Core businesses are growing rapidly

•                  Commercial Banking

•                  Wealth Management

•                  Retail Banking

•                  Mergers and acquisitions supplement core business growth

•                  Balanced revenue and profit streams from our business lines

•                  Decreasing dependence on net interest related revenues

•                  Expanding fee businesses

•                  Remaining focused on current business segments

Commercial Banking

Well developed Commercial Banking business including:

•                  Middle-market business financing

•                  Lease banking

•                  Treasury management

•                  Capital markets products (swaps, floors, caps)

•                  Real estate investor, construction, developer financing

•                  Target market is companies with revenues ranging from $5-50 million

•                  Loans are granular – typical size is $3-6 million

•                  Focus is on relationship banking

•                  We are adding senior lenders focused on growing the business

Commercial Banking
Loans Outstanding

+17%
CAGR

[CHART]

*Includes commercial loans collateralized by assignment of lease payments.

Wealth Management

Rapidly expanding business and capabilities:

•                  Private Banking

•                  High touch/high service approach

•                  Staff are deep generalists (loans, deposits, trust and asset management services, estate and financial planning)

•                  Trust/Asset Management

•                  High touch/high service approach

•                  Asset management side uses an open architecture format

•                  Objective advice

•                  Superior returns

•                  Vision Investment Services

•        High quality provider

•        Provides brokerage services through MB and other community banks

•        Rapidly growing

•        Works closely with Retail

•                  Overall

•        Relationship focused

•        Team approach

•        Focused on what’s best for the client

•        Significant growth potential – Commercial side holds strong potential for referrals and new business

Wealth Management Revenue

49%
CAGR

[CHART]

Retail Banking

•                  Consumer and small business

•                  Deposit and credit services

•                  Sales/service culture

•                  Focused on growing core transaction accounts

•                  Free Checking

•                  Top Rate NOW

•                  Bank @ Work

•                  Gateway to other services – Brokerage platform, Trust/Asset Management, Private Banking

•                  Efficient expertise in mortgage platform – low cost; can scale quickly to react to volume changes

•                  Upgrading branch locations to maximize growth and profitability

Bank Holding Companies
Cook County Deposit Market Share

As of June 30, 2003
Pending Ownership as of February 17, 2004

Rank	Institution	Type	Branch Count	Total Deposits in Market	Total Market Share
				($000)	(%)
1	J.P. Morgan Chase & Co. (NY (Bank One)	Bank	119	36,949,238	23.73
2	LaSalle Bank Corporation (IL)	Bank	87	23,966,499	15.39
3	Bank of Montreal (Harris)	Bank	68	13,811,017	8.87
4	Citigroup Inc. (NY)	Bank	38	7,546,703	4.85
5	Northern Trust Corp. (IL)	Bank	9	7,220,877	4.64
6	Charter One Financial (OH)	Bank	68	5,015,087	3.22
7	Bank of America Corp. (NC)	Bank	7	3,608,341	2.32
8	Fifth Third Bancorp (OH)	Bank	28	3,322,016	2.13
9	MB Financial Inc. (IL)*	Bank	34	3,144,652	2.02
10	MAF Bancorp Inc. (IL)	Thrift	28	3,077,599	1.98
11	Corus Bankshares Inc. (IL)	Bank	11	2,252,641	1.45
12	FBOP Corp. (IL)	Bank	19	2,008,449	1.29
13	Taylor Capital Group Inc. (IL)	Bank	10	1,971,699	1.27
14	TCF Financial Corp. (MN)	Bank	109	1,897,549	1.22
15	First Midwest Bancorp Inc. (IL)	Bank	15	1,808,512	1.16
16	Wintrust Financial Corp. (IL)	Bank	13	1,568,565	1.01
17	Metropolitan Bank Group Inc. (IL)	Bank	44	1,458,670	0.94
18	U.S. Bancorp (MN)	Bank	21	1,304,944	0.84
19	Parkway Bancorp Inc. (IL)	Bank	14	1,293,476	0.83
20	Popular Inc. (PR)	Bank	16	1,196,972	0.77

* - Includes First SecurityFed Financial, Inc.

Source: SNL Datasource

Mergers and Acquisitions

•                  Supplements our core growth

•                  Allows us to strengthen our Company in key business areas

•                  We have capitalized on good opportunities over the past ten years

M & A Highlights
2001 to 2004

	Assets

1990 to 2000 (10 mergers and acquisitions)	$1.9	billion

Acquired FSL Holdings, Inc.
April 2001	$222	million

MidCity Financial and MB Financial merge
November 2001		MOE

Acquired Lincolnwood Financial Corp.
April 2002	$228	million

Acquired LaSalle Systems Leasing
August 2002	$92	million

Acquired South Holland Bancorp
February 2003	$560	million

Divested Abrams Centre Bancshares
May 2003	$98	million

Announced First SecurityFed Financial merger
January 2004	$491	million

M & A Success Factors

•                  Integration starts as soon as the deal is signed and is completed rapidly

•                  We deliver promised results

•                  Financial modeling is realistic

•                  Cost savings targets are met

•                  Very experienced M&A management team with proven M&A performance

•                  Disciplined acquisition pricing

Recent Acquisition Pricing

Transaction	P/E	P/E Adj*	P/B	Prem/ Dep

FSL	21.7	9.7	1.2	4.3%
Lincolnwood	14.4	9.7	1.6	6.9%
LaSalle Leasing	10.0	6.3	1.3	N/A
South Holland	18.1	10.3	1.2	4.4%
First SecurityFed	16.8	9.8	1.7	18.8%

*                 P/E Adj is computed as (price – excess equity) / (pre-acquisition core earnings + after-tax cost savings in year one – after tax earnings on excess equity).

Transaction	IRR	1st Yr EPS	1st Yr Cost Saves

FSL	27%	+3.5%	42%
Lincolnwood	27%	+4.5%	50%
LaSalle Leasing	22%	+3.4%	0%
South Holland	22%	+3.5%	21%
First SecurityFed*	21%	+3.5%	15%

*                 For First SecurityFed, second year EPS accretion is projected to be 3.8% and second year cost saves are estimated to be 32%.

Fully Diluted
Earnings Per Share

•                  We are rapidly growing earnings

[CHART]

*    Including $19.2 million after tax merger charge.

**   All data has been adjusted to reflect 50% stock dividend.

Net Income

•                  Company has consistently grown earnings

•                  Both core business growth and M&A contribute

[CHART]

*Excludes $19.2 million after tax merger charge.

Net Interest Income

•                  Consistently growing as we expand our business

•                  Similar on loan growth trend

[CHART]

Net Interest Margin

•                  Margins have been stable through various interest rate environments

•                  Prepayment fees and loan rate floors have protected margins

•                  Company is insulated from parallel shifts in yield curve

[CHART]

Non-Performing Loans to Total Loans

•                  Credit quality has been

•                  Excellent, stable, predictable

•                  Better than peers with large C&I portfolios

[CHART]

Net Charge-offs to Average Loans

•      Charge-offs have been manageable

•      Portfolio is granular

•      We avoid big “bets” on loans

•      Extensive due diligence is done prior to acquiring loans through acquisition

[CHART]

Allowance to Loans

•                  Appropriate reserves for potential losses

•                  Statistical modeling techniques used to determine appropriate allowance

•                  Default risk is appropriately priced into loans originated

[CHART]

Other Income

•                  Focus area for growth in Strategic Plan

•                  Diversifying and rapidly growing revenue sources

•                  Wealth Management, Deposit Services and Lease Banking are strong contributors to growth

[CHART]

Other Income to Total Revenues

•                  Revenue streams are becoming more balanced

•                  Will continue to be a strategic area of focus

[CHART]

Efficiency Ratio

•                  We are carefully managing expenses

•                  Investments are being made in revenue producing personnel

•                  Uptick in 2003 related to large increase in fee revenue

[CHART]

*Excludes $19.2 million after tax merger charge.

Cash Return on Tangible Equity

[CHART]

*Excludes $19.2 million after tax merger charge.

MBFI Stock Price

[CHART]

[CHART]

[LOGO]

Midwest 2004

Super-Community Bank Conference

February 24, 2004

Mitchell Feiger, President & CEO

Jill E. York, Vice President & CFO

NASDAQ: MBFI